[redacted]

07020622

Apollo Hospitals
CHENNAI
touching lives

Date : January 13, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub : Notice of Extraordinary General Meeting – Reg.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed six copies of the Notice convening an Extraordinary General Meeting of the Company scheduled to be held on Friday, 9th February 2007, which is being circulated to the shareholders.

This is for your information and records.

Kindly acknowledge receipt

PROCESSED

JAN 31 2007

THOMSON
FINANCIAL

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

1/29

Apollo Hospitals
CHENNAI
touching lives

RECEIVED

Date : January 13, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C, 20549-0302

Dear Sir,

Sub : Notice for Board Meeting.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 24th January 2007 to consider inter alia, approve and take on record :-

(i) Audited consolidated financial results of the Company and its subsidiaries, Joint Ventures and Associate Companies for the half year ended 30th September 2006.

(ii) Unaudited non-consolidated financial results of the Company for the quarter/nine months ended 31st December 2006 and the same shall be published on or before 26th January 2007.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2007 JAN 29 A 10: 3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : January 10, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C, 20549-0302

Dear Sir,

Sub : Shareholding Pattern for the quarter ended 31st Dec 2006.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed the following:-

(i) Distribution of Shareholding for the quarter ended 31st December 2006.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 31st December 2006.

Please note that the details (i) & (ii) are being posted in our website.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

(I) (a) Statement Showing Shareholding Pattern

Name of the Company : Apollo Hospitals Enterprise Limited

Scrip Code : 508869

Quarter Ended : 31-Dec-2006

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
1	Indian					
(a)	Individuals/ Hindu Undivided Family	39	8,644,398	6,786,325	18.82	16.74
(b)	Central Government/ State Government(s)				0.00	0.00
(c)	Bodies Corporate	5	7,427,883	6,402,318	16.17	14.38
(d)	Financial Institutions/ Banks				0.00	0.00
(e)	Any Others(Specify)				0.00	0.00
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	44	16,072,281	13,188,643	34.98	31.12
2	Foreign					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00
b	Bodies Corporate				0.00	0.00
c	Institutions				0.00	0.00
d	Any Others(Specify)				0.00	0.00
d-i					0.00	0.00
d-ii					0.00	0.00
	Sub Total(A)(2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	44	16,072,281	13,188,643	34.98	31.12

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(B)	Public shareholding					
1	Institutions					
(a)	Mutual Funds/ UTI	3	31,000	30,000	0.07	0.06
(b)	Financial Institutions / Banks	15	543,592	541,644	1.18	1.05
(c)	Central Government/ State Government(s)	1	161,854	161,854	0.35	0.31
(d)	Venture Capital Funds				0.00	0.00
(e)	Insurance Companies	3	322,630	322,630	0.70	0.62
(f)	Foreign Institutional Investors	62	22,109,957	22,094,525	48.12	42.82
(g)	Foreign Venture Capital Investors				0.00	0.00
(h)	Any Other (specify)				0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	**84**	**23,169,033**	**23,150,653**	**50.43**	**44.87**
B 2	**Non-institutions**					
(a)	Bodies Corporate	693	615,838	534,806	1.34	1.19
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	29,971	5,780,487	2,878,056	12.58	11.19
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	14	305,451	154,126	0.66	0.59
(c)	Any Other (specify)				0.00	0.00
(c-i)					0.00	0.00
(c-ii)						
	Sub-Total (B)(2)	30,678	6,701,776	3,566,988	14.59	12.98
(B)	Total Public Shareholding (B)= (B)(1)+(B)(2)	30,762	29,870,809	26,717,641	65.02	57.85
	TOTAL (A)+(B)	30,806	45,943,090	39,906,284	100	88.97047001

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(C)	Global Depository Receipts (GDRs)	1	5,695,493	5,695,493		11.03
	GRAND TOTAL (A)+(B)+(C)	30,807	51,638,583	45,601,777		100

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Dec-2006

(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	1,405,493	2.72
2	Ms. Sucharitha P Reddy	1,670,837	3.24
3	Ms. Preetha Reddy	732,270	1.42
4	Ms. Suneeta Reddy	401,795	0.78
5	Ms. Shobana Khamineni	1,094,976	2.12
6	Ms. Sangita Reddy	1,286,254	2.49
7	Mr. Karthik Anand	110,300	0.21
8	Mr. Harshad Reddy	105,100	0.20
9	Ms. Sindhoori Reddy	258,200	0.50
10	Mr. Adithya Reddy	105,100	0.20
11	Ms. Upsana Kamineni	133,638	0.26
12	Mr. Puvansh Kamineni	106,100	0.21
13	Ms. Anushpala Kamineni	129,587	0.25
14	Mr. Anandith Reddy	115,100	0.22
15	Mr. Viswajith Reddy	111,150	0.22
16	Mr. Viraj Madhavan Reddy	84,112	0.16
17	Mr. P Obul Reddy	5,000	0.01
18	Mr. P Vijayakumar Reddy	666	0.00
19	Mr. Vishweswar Reddy	788,710	1.53
20	Mr. Anil Khamineni	10	0.00
21	PCR Investments Ltd	7,406,683	14.34
22	Obul Reddy Investments Ltd	5,600	0.01
23	Apollo Health Association	15,600	0.03
	TOTAL	16,072,281	31.12

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Dec-2006

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	5,695,493	11.03
2	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	10.65
3	Smallcap World Fund Inc	2,221,900	4.30
4	Maxwell (Maruitius) Pte Ltd	2,079,930	4.03
5	Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,500,000	2.90
6	Emerging Markets Growth Fund Inc	1,429,533	2.77
7	Smallcap World Fund Inc	1,053,100	2.04
8	American Funds Insurance Series A/c American Funds Insurance Series - Global Small Capitalisation Fund	1,000,000	1.94
9	Robeco Institutional Asset Mgmt. N.V. A/c Stichting Custody Robeco Institutional Re-Calypso	810,967	1.57
10	Fidelity Select Portfolios Medical Delivery Portfolio	723,895	1.40
11	Capital International Emerging Markets Fund	713,600	1.38
12	Matthews International Funds A/c Matthews India Fund	709,821	1.37
13	Aranda Investments Pte Ltd	640,000	1.24
	TOTAL	24,078,239	46.63

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Dec-2006

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	5,000	0.01
2	Mrs. Sucharitha P Reddy	5,000	0.01
3	Mrs. Preetha Reddy	5,000	0.01
4	Mrs. Suneeta Reddy	5,000	0.01
5	Mrs. Shobana Khamineni	5,000	0.01
6	Mrs. Sangita Reddy	5,000	0.01
7	M/s. PCR Investments Limited	1,009,965	1.96
	TOTAL	1,039,965	2.01

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Dec-2006

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Outstanding GDRs	Number of outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Global Depository Receipts (GDRs)	5,695,493	5,695,493	11.03
	TOTAL	5,695,493	5,695,493	11.03

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Dec-2006

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the GDR Holder	Outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	5,695,493	5,695,493	11.03
	TOTAL		5,695,493	11.03

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

ANNEXURE I B

Quarterly Compliance Report on Corporate Governance

Name of the Company : Apollo Hospitals Enterprise Limited

Quarter ending on : 31st December 2006

Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I Board of Directos	49 I		
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II Audit Committee	49 II		
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 (IID)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III Subsidiary Companies	49 III	Yes	
IV Disclosures	49 IV		
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Board Disclosures	49 (IV B)	--	
(a) Disclosure of Accounting Treatment	49 (IV B)	NA	
(b) Risk Management	49 (IV B)	Yes	
(C) Proceeds from public issues, rights issues, preferential issues etc	49 (IV C)	Yes	
(D) Remuneration of Directors	49 (IV D)	Yes	shall be complied in Annual Report 2006-2007
(E) Management	49 (IV E)	Yes	shall be complied in Annual Report 2006-2007
(F) Shareholders	49 (IV F)	Yes	
V CEO / CFO Certification	49 V	Yes	shall be obtained at the FY 2006-2007
VI Report on Corporate Governance	49 VI	Yes	shall be included in Annual Report
VII Compliance	49 VII	Yes	

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Compliance Officer

Apollo Hospitals
CHENNAI
touching lives

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028
General Office : Ali Towers, 3rd Floor, No.55 Greams Road, Chennai - 600 006

NOTICE TO THE SHAREHOLDERS

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held on Friday, the 9th day of February 2007 at 10.00 a.m at Rani Seethai Hall, No. 603 Anna Salai, Chennai - 600 006 to transact the following business :

SPECIAL BUSINESS:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"RESOLVED THAT pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, relevant guidelines of the Securities and Exchange Board of India (SEBI), listing agreement entered into with the Stock Exchanges and any other applicable laws/ rules / regulations and subject to the consent / approval of any other authorities/ institutions, consent of the company be and is hereby accorded to the Board of Directors to create, offer, issue and allot up to 1,550,000 Equity warrants (hereinafter referred to as "Warrants") on a preferential basis to Ms. Sangita Reddy, one of the promoters of the company, with each warrant convertible into one equity share of the company of nominal value of Rs.10/- each at a price of Rs. 442.55 which includes a premium of Rs. 432.55 per share not less than the price calculated in accordance with Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (hereinafter referred to as "SEBI (DIP) Guidelines") for preferential allotment of equity shares/warrants and on such terms and conditions as may be decided and deemed appropriate by the Board of Directors of the Company (hereinafter referred to as the "Board" which shall be deemed to include any duly authorised committee thereof) at the time of issue or allotment."

"RESOLVED FURTHER THAT the 'relevant date' in relation to the issue of Warrants in accordance with the SEBI (DIP) Guidelines, would be 9th January 2007, being the date 30 days prior to the date of passing of this resolution."

"RESOLVED FUTHER THAT the issue of Warrants, if any, as above, shall be subject to the following terms and conditions:

1. The Warrants shall be convertible (at the sole option of the warrant holder) at any time within a period of 18 months from the date of allotment of warrants.
2. Each Warrant shall be convertible into one equity share of nominal value of Rs.10/- each at a price of Rs. 442.55 which includes a premium of Rs. 432.55 per share not less than the price calculated in accordance with SEBI (DIP) Guidelines for preferential allotment of shares.
3. The Warrant holder shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant.
4. The warrant holder shall, on the date of conversion, pay the balance 90% of the consideration towards the subscription to each equity share.
5. The amount referred to in (3) above shall be forfeited, if the option to acquire shares is not exercised within a period of 18 months from the date of allotment of warrants.
6. The number of warrants and the price per warrant shall be appropriately adjusted, subject to the Companies Act, 1956 and SEBI (DIP) Guidelines for corporate actions such as bonus issue, rights issue, stock split, merger, demerger, transfer of undertaking, sale of a division or any such capital or corporate restructuring.
7. The lock in of shares acquired by exercise of warrants shall be for a period of three years reduced to the extent of holding period of the Warrants."

"RESOLVED FURTHER THAT the Board be and is hereby authorized on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, appointment of consultants, solicitors, merchant bankers, or any other agencies as may be required, and entering into arrangements for listing, trading, depository services and such other arrangements and agreements as may be necessary, and also to seek listing of the equity shares representing the same in any Indian stock exchanges with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue, offer or allotment of Warrants and in complying with any Regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion of the warrants and that the said equity shares shall be subject to the Memorandum and Articles of Association of the Company and shall rank in all respects pari passu with existing equity Shares of the Company."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Place : Chennai
Date : 5th January 2007

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.

NOTES :

1. The relative explanatory statement pursuant to Section 173(2) of the Companies Act, 1956, ("The Act") in regard to the Special Business is annexed hereto.
2. Members entitled to attend and vote at the Extraordinary General Meeting may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company, proxies, in order to be effective, must be received at, the Registered Office of the Company or Secretarial Department at Ali Towers, 3rd Floor, No. 55 Greams Road, Chennai - 600 006 not less than 48 (Forty Eight hours) before the commencement of Meeting.
3. Members are requested to notify any correction / change in their name / address including pin code number immediately to the Company's Registrar / Depository Participants. In the event of non availability of Members' latest address either in company's records or in Depository Participant's records, members are likely to miss notices and other important correspondence sent by the Company.
4. Members are requested to mention their folio number / Client I D Number (in case of demat shares) in all their correspondence with the company's Registrar in order to reply to their queries promptly.
5. Members are requested to bring the Notice of Extraordinary General Meeting to the Meeting along with attendance slip and hand over the attendance slip duly filled in at the entrance of the meeting hall.

EXPLANATORY STATEMENT

(Pursuant to Section 173(2) of the Companies Act, 1956)

The following explanatory statement, pursuant to Section 173 (2) of the Act, sets out the material facts relating to the business mentioned in the accompanying notice dated 5th January 2007.

(a) Objects of the Issue :-

To meet the funding requirements for expansion of its activities, finance additional working capital requirements and general corporate purpose, the Company proposes to issue 1,550,000 warrants convertible into equity shares on a preferential basis to Ms. Sangita Reddy one of the promoters of the company.

(b) Identity of the Proposed Allottee and the percentage of post preferential issue capital that may be held by her:

The warrants convertible into equity shares are proposed to be issued to Ms. Sangita Reddy, one of the promoters of the company, Ms. Sangita Reddy will be holding 2,836,254 equity shares constituting 5.33% of the post preferential issue capital assuming that the entire 1,550,000 warrants proposed to be issued would be converted into equity shares.

(c) No. of Warrants and Issue price

It is proposed to issue up to 1,550,000 equity share warrants of nominal value Rs.10/- each at a premium of Rs. 432.55 per share warrant totaling to an issue price of Rs. 442.55 per share. The warrants convertible into equity shares are proposed to be issued at a price of Rs. 442.55 per warrant, which is in accordance with the SEBI (DIP) Guidelines and for the purpose of the above guidelines the relevant date is 9th January 2007. The Subscriber to Warrant shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant and pay the balance 90% of the consideration towards the subscription to each equity share on the date of conversion.

(d) Intention of the Promoters / Directors / key Management persons to subscribe to the offer;

Ms. Sangita Reddy, one of the promoters of the company, intend to subscribe to 1,550,000 warrants proposed to be issued.

(e) **Shareholding Pattern - Pre Issue :**

Category Code	Category of Shareholder	Number of Shareholders	Total number of Shares	Number of Shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
a.	Individuals / Hindu Undivided Family	39	8,644,398	6,786,325	18.81	16.74
b.	Central Govt. / State Govt.(s)	-	-	-	-	-
c.	Bodies Corporate	5	7,427,883	6,402,318	16.16	14.38
d.	Financial Institutions / Banks	-	-	-	-	-
e.	Any Others (Specify)	-	-	-	-	-
	Sub Total (A) (1)	**44**	**16,072,281**	**13,188,643**	**34.97**	**31.12**
(2)	**Foreign**					
a.	Individuals (Non-Residents Individuals/Foreign Individuals)	-	-	-	-	-
b.	Bodies Corporate	-	-	-	-	-
c.	Institutions	-	-	-	-	-
d.	Any Others (Specify)	-	-	-	-	-
	Sub Total (A) (2)	-	-	-	-	-
	Total shareholding of Promoter and Promoter Group (A) = (A) (1) + (A)(2)	**44**	**16,072,281**	**13,188,643**	**34.97**	**31.12**
(B)	**Public Shareholding**					
(1)	**Institutions**					
a.	Mutual Funds / UTI	3	31,000	30,000	0.07	0.06
b.	Financial Institutions / Banks	15	546,592	544,644	1.19	1.06
c.	Central Govt. / State Govt.(s)	1	161,854	161,854	0.36	0.32
d.	Venture capital Funds	-	-	-	-	-
e.	Insurance Companies	3	322,630	322,630	0.70	0.62
f.	Foreign Institutional Investors	62	22,057,109	22,041,677	47.99	42.72
g.	Foreign Venture Capital Investors	-	-	-	-	-
h.	Any Other (specify)	-	-	-	-	-
	Sub-Total (B) (1)	**84**	**23,119,185**	**23,100,805**	**50.31**	**44.78**
(2)	**Non-Institutions**					
a.	Bodies Corporate	740	658,309	577,277	1.43	1.27
b.	Individuals					
i.	Individual shareholders holding nominal share capital up to Rs. 1 Lakh	30,211	5,803,116	2,903,392	12.63	11.24
ii.	Individual shareholders holding nominal share capital in excess of Rs. 1 Lakh	14	305,451	154,126	0.66	0.59
c.	Any Other (specify)					
	Sub-Total (B)(2)	**30,965**	**6,766,876**	**3,634,795**	**14.72**	**13.10**
	Total Public Shareholding (B)=(B)(1)+(B)(2)	**31,049**	**29,886,061**	**26,735,600**	**65.03**	**57.88**
	TOTAL (A)+(B)	**31,093**	**45,958,342**	**39,924,243**	**100**	**89.00**
(C)	**Global Depository Receipts (GDRs)**	**1**	**5,680,241**	**5,680,241**	-	**11.00**
	GRAND TOTAL (A)+(B)+(C)	**31,094**	**51,638,583**	**45,604,484**	-	**100**

(e) **Shareholding Pattern - Post Issue :**

Category Code	Category of Shareholder	Number of Shareholders	Total number of Shares	Number of Shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
a.	Individuals / Hindu Undivided Family	40	10,194,398	6,786,325	21.46	19.17
b.	Central Govt. / State Govt.(s)	-	-	-	-	-
c.	Bodies Corporate	5	7,427,883	6,402,318	15.63	13.96
d.	Financial Institutions / Banks	-	-	-	-	-
e.	Any Others (Specify)	-	-	-	-	-
	Sub Total (A) (1)	**45**	**17,622,281**	**13,188,643**	**37.09**	**33.13**
(2)	**Foreign**					
a.	Individuals (Non-Residents Individuals/Foreign Individuals)	-	-	-	-	-
b.	Bodies Corporate	-	-	-	-	-
c.	Institutions	-	-	-	-	-
d.	Any Others (Specify)	-	-	-	-	-
	Sub Total (A) (2)	-	-	-	-	-
	Total shareholding of Promoter and Promoter Group (A) = (A) (1) + (A)(2)	**45**	**17,622,281**	**13,188,643**	**37.09**	**33.13**
(B)	**Public Shareholding**					
(1)	**Institutions**					
a.	Mutual Funds / UTI	3	31,000	30,000	0.07	0.06
b.	Financial Institutions / Banks	15	546,592	544,644	1.15	1.03
c.	Central Govt. / State Govt.(s)	1	161,854	161,854	0.34	0.30
d.	Venture capital Funds	-	-	-	-	-
e.	Insurance Companies	3	322,630	322,630	0.68	0.61
f.	Foreign Institutional Investors	62	22,057,109	22,041,677	46.42	41.47
g.	Foreign Venture Capital Investors	-	-	-	-	-
h.	Any Other (specify)	-	-	-	-	-
	Sub-Total (B) (1)	**84**	**23,119,185**	**23,100,805**	**48.66**	**43.47**
(2)	**Non-Institutions**					
a.	Bodies Corporate	740	658,309	577,277	1.39	1.24
b.	Individuals					
i.	Individual shareholders holding nominal share capital up to Rs. 1 Lakh	30,211	5,803,116	2,903,392	12.22	10.91
ii.	Individual shareholders holding nominal share capital in excess of Rs. 1 Lakh	14	305,451	154,126	0.64	0.57
c.	Any Other (specify)					
	Sub-Total (B)(2)	**30,965**	**6,766,876**	**3,634,795**	**14.25**	**12.72**
	Total Public Shareholding (B)=(B)(1)+(B)(2)	**31,049**	**29,886,061**	**26,735,600**	**62.91**	**56.19**
	TOTAL (A)+(B)	**31,094**	**47,508,342**	**39,924,243**	**100**	**89.32**
(C)	**Global Depository Receipts (GDRs)**	**1**	**5,680,241**	**5,680,241**	-	**10.68**
	GRAND TOTAL (A)+(B)+(C)	**31,095**	**53,188,583**	**45,604,484**	-	**100**

Note :-

(i) The above shareholding pattern has been prepared on the basis of shareholdings as on 5th January 2007

(ii) The post-issue shareholding pattern has been arrived on the assumption that the entire 1,550,000 warrants proposed to be issued to Ms. Sangita Reddy one of the promoters of the company would be converted into equity shares.

(f) Proposed time limit within which the allotment shall be completed:

The company will complete the allotment of warrants within 15 days from the date of passing the resolution by the shareholders, or the date, on which the Company obtained all the applicable Government approvals for consummating transactions contemplated herein, whichever is later.

(g) Auditor's Certificate :

M/s. S. Viswanathan, Chartered Accountants, Chennai, Statutory Auditors of the Company, certified that the preferential issue is being made in accordance with the requirements contained in SEBI (DIP) Guidelines for preferential issues. A copy of the certificate is being placed before the shareholders.

The shareholders had by a resolution passed on 12th June 2006 approved the issue of 12,65,000 warrants to the promoters/promoter(s) group. The allotment of the warrants pursuant to this resolution was not undertaken due to various reasons including market conditions and the same had lapsed in accordance with the provisions of the SEBI (DIP) Guidelines.

The Board of Directors accordingly recommends the special resolution set out in the Notice for approval of the Members.

Memorandum of Interest

Ms. Sangita Reddy, Director of the Company may be deemed interested in this resolution. Dr. Prathap C Reddy, Ms. Preetha Reddy and Ms. Suneeta Reddy Directors of the Company may be deemed interested in this resolution as they are related to Ms. Sangita Reddy.

Place : Chennai
Date : 5th January 2007

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.

Apollo Hospitals
touching lives — CHENNAI —

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Attendance Slip

Folio No./DPID No./Client ID No. :

Name of the Shareholder(s) :

No. of Shares :

I/We hereby record my/our presence at the EXTRAORDINARY GENERAL MEETING of the Company on Friday, the 9th February 2007 at 10.00 a.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai-600 006.

Signature of the Attending Member/Proxy :

Notes :

1. Shareholders/Proxyholders who wish to attend the meeting are requested to bring this Attendance Slip to the meeting and hand it over at the entrance duly signed.
2. Shareholders/Proxyholders should bring their copy of the notice for the meeting.
3. Shareholders desiring to appoint proxies to attend the meeting are requested to send the attached proxy form, duly completed and signed, to reach the Secretarial Department, Ali Towers, 3rd Floor, No. 55 Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

Apollo Hospitals
touching lives — CHENNAI —

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Proxy Form

I / We ....of..

being a Member / Members of APOLLO HOSPITALS ENTERPRISE LIMITED hereby appoint

....of..

or failing him..of..

as my / our proxy to attend and vote for me / us on my / our behalf at the Extraordinary General Meeting of the Company to be held on Friday, the 9th February 2007 at 10.00 a.m. at Rani Seethai Hall, No..603, Anna Salai, Chennai-600 006. and at any adjournment thereof.

Signed this.................. Day of .... 2007.

Affix 1/- Rupee Revenue Stamp

Folio No./DPID No./Client ID No. :

No. of Shares :

Signature :

Note : The Proxy must be deposited at the Secretarial Department, Ali Towers, 3rd Floor, No. 55, Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

Apollo Hospitals

CHENNAI

touching lives

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028
General Office : Ali Towers, 3rd Floor, No.55 Greams Road, Chennai - 600 006

NOTICE TO THE SHAREHOLDERS

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held on Friday, the 9th day of February 2007 at 10.00 a.m at Rani Seethai Hall, No. 603 Anna Salai, Chennai - 600 006 to transact the following business :

SPECIAL BUSINESS:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"RESOLVED THAT pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, relevant guidelines of the Securities and Exchange Board of India (SEBI), listing agreement entered into with the Stock Exchanges and any other applicable laws/ rules / regulations and subject to the consent / approval of any other authorities/ institutions, consent of the company be and is hereby accorded to the Board of Directors to create, offer, issue and allot up to 1,550,000 Equity warrants (hereinafter referred to as "Warrants") on a preferential basis to Ms. Sangita Reddy, one of the promoters of the company, with each warrant convertible into one equity share of the company of nominal value of Rs.10/- each at a price of Rs. 442.55 which includes a premium of Rs. 432.55 per share not less than the price calculated in accordance with Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (hereinafter referred to as "SEBI (DIP) Guidelines") for preferential allotment of equity shares/warrants and on such terms and conditions as may be decided and deemed appropriate by the Board of Directors of the Company (hereinafter referred to as the "Board" which shall be deemed to include any duly authorised committee thereof) at the time of issue or allotment."

"RESOLVED FURTHER THAT the 'relevant date' in relation to the issue of Warrants in accordance with the SEBI (DIP) Guidelines, would be 9th January 2007, being the date 30 days prior to the date of passing of this resolution."

"RESOLVED FUTHER THAT the issue of Warrants, if any, as above, shall be subject to the following terms and conditions:

1. The Warrants shall be convertible (at the sole option of the warrant holder) at any time within a period of 18 months from the date of allotment of warrants.
2. Each Warrant shall be convertible into one equity share of nominal value of Rs.10/- each at a price of Rs. 442.55 which includes a premium of Rs. 432.55 per share not less than the price calculated in accordance with SEBI (DIP) Guidelines for preferential allotment of shares.
3. The Warrant holder shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant.
4. The warrant holder shall, on the date of conversion, pay the balance 90% of the consideration towards the subscription to each equity share.
5. The amount referred to in (3) above shall be forfeited, if the option to acquire shares is not exercised within a period of 18 months from the date of allotment of warrants.
6. The number of warrants and the price per warrant shall be appropriately adjusted, subject to the Companies Act, 1956 and SEBI (DIP) Guidelines for corporate actions such as bonus issue, rights issue, stock split, merger, demerger, transfer of undertaking, sale of a division or any such capital or corporate restructuring.
7. The lock in of shares acquired by exercise of warrants shall be for a period of three years reduced to the extent of holding period of the Warrants."

"RESOLVED FURTHER THAT the Board be and is hereby authorized on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, appointment of consultants, solicitors, merchant bankers, or any other agencies as may be required, and entering into arrangements for listing, trading, depository services and such other arrangements and agreements as may be necessary, and also to seek listing of the equity shares representing the same in any Indian stock exchanges with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue, offer or allotment of Warrants and in complying with any Regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion of the warrants and that the said equity shares shall be subject to the Memorandum and Articles of Association of the Company and shall rank in all respects pari passu with existing equity Shares of the Company."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Place : Chennai
Date : 5th January 2007

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.

NOTES :

1. The relative explanatory statement pursuant to Section 173(2) of the Companies Act, 1956, ("The Act") in regard to the Special Business is annexed hereto.
2. Members entitled to attend and vote at the Extraordinary General Meeting may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company, proxies, in order to be effective, must be received at, the Registered Office of the Company or Secretarial Department at Ali Towers, 3rd Floor, No. 55 Greams Road, Chennai - 600 006 not less than 48 (Forty Eight hours) before the commencement of Meeting.
3. Members are requested to notify any correction / change in their name / address including pin code number immediately to the Company's Registrar / Depository Participants. In the event of non availability of Members' latest address either in company's records or in Depository Participant's records, members are likely to miss notices and other important correspondence sent by the Company.
4. Members are requested to mention their folio number / Client I D Number (in case of demat shares) in all their correspondence with the company's Registrar in order to reply to their queries promptly.
5. Members are requested to bring the Notice of Extraordinary General Meeting to the Meeting along with attendance slip and hand over the attendance slip duly filled in at the entrance of the meeting hall.

EXPLANATORY STATEMENT

(Pursuant to Section 173(2) of the Companies Act, 1956)

The following explanatory statement, pursuant to Section 173 (2) of the Act, sets out the material facts relating to the business mentioned in the accompanying notice dated 5th January 2007.

(a) Objects of the Issue :-

To meet the funding requirements for expansion of its activities, finance additional working capital requirements and general corporate purpose, the Company proposes to issue 1,550,000 warrants convertible into equity shares on a preferential basis to Ms. Sangita Reddy one of the promoters of the company.

(b) Identity of the Proposed Allottee and the percentage of post preferential issue capital that may be held by her:

The warrants convertible into equity shares are proposed to be issued to Ms. Sangita Reddy, one of the promoters of the company, Ms. Sangita Reddy will be holding 2,836,254 equity shares constituting 5.33% of the post preferential issue capital assuming that the entire 1,550,000 warrants proposed to be issued would be converted into equity shares.

(c) No. of Warrants and Issue price

It is proposed to issue up to 1,550,000 equity share warrants of nominal value Rs.10/- each at a premium of Rs. 432.55 per share warrant totaling to an issue price of Rs. 442.55 per share. The warrants convertible into equity shares are proposed to be issued at a price of Rs. 442.55 per warrant, which is in accordance with the SEBI (DIP) Guidelines and for the purpose of the above guidelines the relevant date is 9th January 2007. The Subscriber to Warrant shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant and pay the balance 90% of the consideration towards the subscription to each equity share on the date of conversion.

(d) Intention of the Promoters / Directors / key Management persons to subscribe to the offer;

Ms. Sangita Reddy, one of the promoters of the company, intend to subscribe to 1,550,000 warrants proposed to be issued.

(e) Shareholding Pattern - Pre Issue :

Category Code	Category of Shareholder	Number of Shareholders	Total number of Shares	Number of Shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
a.	Individuals / Hindu Undivided Family	39	8,644,398	6,786,325	18.81	16.74
b.	Central Govt. / State Govt.(s)	-	-	-	-	-
c.	Bodies Corporate	5	7,427,883	6,402,318	16.16	14.38
d.	Financial Institutions / Banks	-	-	-	-	-
e.	Any Others (Specify)	-	-	-	-	-
	Sub Total (A) (1)	**44**	**16,072,281**	**13,188,643**	**34.97**	**31.12**
(2)	**Foreign**					
a.	Individuals (Non-Residents Individuals/Foreign Individuals)	-	-	-	-	-
b.	Bodies Corporate	-	-	-	-	-
c.	Institutions	-	-	-	-	-
d.	Any Others (Specify)	-	-	-	-	-
	Sub Total (A) (2)	-	-	-	-	-
	Total shareholding of Promoter and Promoter Group (A) = (A) (1) + (A)(2)	**44**	**16,072,281**	**13,188,643**	**34.97**	**31.12**
(B)	**Public Shareholding**					
(1)	**Institutions**					
a.	Mutual Funds / UTI	3	31,000	30,000	0.07	0.06
b.	Financial Institutions / Banks	15	546,592	544,644	1.19	1.06
c.	Central Govt. / State Govt.(s)	1	161,854	161,854	0.36	0.32
d.	Venture capital Funds	-	-	-	-	-
e.	Insurance Companies	3	322,630	322,630	0.70	0.62
f.	Foreign Institutional Investors	62	22,057,109	22,041,677	47.99	42.72
g.	Foreign Venture Capital Investors	-	-	-	-	-
h.	Any Other (specify)	-	-	-	-	-
	Sub-Total (B) (1)	**84**	**23,119,185**	**23,100,805**	**50.31**	**44.78**
(2)	**Non-Institutions**					
a.	Bodies Corporate	740	658,309	577,277	1.43	1.27
b.	Individuals					
i.	Individual shareholders holding nominal share capital up to Rs. 1 Lakh	30,211	5,803,116	2,903,392	12.63	11.24
ii.	Individual shareholders holding nominal share capital in excess of Rs. 1 Lakh	14	305,451	154,126	0.66	0.59
c.	Any Other (specify)					
	Sub-Total (B)(2)	**30,965**	**6,766,876**	**3,634,795**	**14.72**	**13.10**
	Total Public Shareholding (B)=(B)(1)+(B)(2)	**31,049**	**29,886,061**	**26,735,600**	**65.03**	**57.88**
	TOTAL (A)+(B)	**31,093**	**45,958,342**	**39,924,243**	**100**	**89.00**
(C)	**Global Depository Receipts (GDRs)**	**1**	**5,680,241**	**5,680,241**	-	**11.00**
	GRAND TOTAL (A)+(B)+(C)	**31,094**	**51,638,583**	**45,604,484**	-	**100**

(e) Shareholding Pattern - Post Issue :

Category Code	Category of Shareholder	Number of Shareholders	Total number of Shares	Number of Shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
a.	Individuals / Hindu Undivided Family	40	10,194,398	6,786,325	21.46	19.17
b.	Central Govt. / State Govt.(s)	-	-	-	-	-
c.	Bodies Corporate	5	7,427,883	6,402,318	15.63	13.96
d.	Financial Institutions / Banks	-	-	-	-	-
e.	Any Others (Specify)	-	-	-	-	-
	Sub Total (A) (1)	**45**	**17,622,281**	**13,188,643**	**37.09**	**33.13**
(2)	**Foreign**					
a.	Individuals (Non-Residents Individuals/Foreign Individuals)	-	-	-	-	-
b.	Bodies Corporate	-	-	-	-	-
c.	Institutions	-	-	-	-	-
d.	Any Others (Specify)	-	-	-	-	-
	Sub Total (A) (2)	**-**	**-**	**-**	**-**	**-**
	Total shareholding of Promoter and Promoter Group (A) = (A) (1) + (A)(2)	**45**	**17,622,281**	**13,188,643**	**37.09**	**33.13**
(B)	**Public Shareholding**					
(1)	**Institutions**					
a.	Mutual Funds / UTI	3	31,000	30,000	0.07	0.06
b.	Financial Institutions / Banks	15	546,592	544,644	1.15	1.03
c.	Central Govt. / State Govt.(s)	1	161,854	161,854	0.34	0.30
d.	Venture capital Funds	-	-	-	-	-
e.	Insurance Companies	3	322,630	322,630	0.68	0.61
f.	*Foreign Institutional Investors*	62	22,057,109	22,041,677	46.42	41.47
g.	Foreign Venture Capital Investors	-	-	-	-	-
h.	Any Other (specify)	-	-	-	-	-
	Sub-Total (B) (1)	**84**	**23,119,185**	**23,100,805**	**48.66**	**43.47**
(2)	**Non-Institutions**					
a.	Bodies Corporate	740	658,309	577,277	1.39	1.24
b.	Individuals					
i.	Individual shareholders holding nominal share capital up to Rs. 1 Lakh	30,211	5,803,116	2,903,392	12.22	10.91
ii.	Individual shareholders holding nominal share capital in excess of Rs. 1 Lakh	14	305,451	154,126	0.64	0.57
c.	Any Other (specify)					
	Sub-Total (B)(2)	**30,965**	**6,766,876**	**3,634,795**	**14.25**	**12.72**
	Total Public Shareholding (B)=(B)(1)+(B)(2)	**31,049**	**29,886,061**	**26,735,600**	**62.91**	**56.19**
	TOTAL (A)+(B)	**31,094**	**47,508,342**	**39,924,243**	**100**	**89.32**
(C)	**Global Depository Receipts (GDRs)**	**1**	**5,680,241**	**5,680,241**	**-**	**10.68**
	GRAND TOTAL (A)+(B)+(C)	**31,095**	**53,188,583**	**45,604,484**	**-**	**100**

Note :-

(i) The above shareholding pattern has been prepared on the basis of shareholdings as on 5th January 2007

(ii) The post-issue shareholding pattern has been arrived on the assumption that the entire 1,550,000 warrants proposed to be issued to Ms. Sangita Reddy one of the promoters of the company would be converted into equity shares.

(f) Proposed time limit within which the allotment shall be completed:

The company will complete the allotment of warrants within 15 days from the date of passing the resolution by the shareholders, or the date, on which the Company obtained all the applicable Government approvals for consummating transactions contemplated herein, whichever is later.

(g) Auditor's Certificate :

M/s. S. Viswanathan, Chartered Accountants, Chennai, Statutory Auditors of the Company, certified that the preferential issue is being made in accordance with the requirements contained in SEBI (DIP) Guidelines for preferential issues. A copy of the certificate is being placed before the shareholders.

The shareholders had by a resolution passed on 12th June 2006 approved the issue of 12,65,000 warrants to the promoters/promoter(s) group. The allotment of the warrants pursuant to this resolution was not undertaken due to various reasons including market conditions and the same had lapsed in accordance with the provisions of the SEBI (DIP) Guidelines.

The Board of Directors accordingly recommends the special resolution set out in the Notice for approval of the Members.

Memorandum of Interest

Ms. Sangita Reddy, Director of the Company may be deemed interested in this resolution. Dr. Prathap C Reddy, Ms. Preetha Reddy and Ms. Suneeta Reddy Directors of the Company may be deemed interested in this resolution as they are related to Ms. Sangita Reddy.

Place : Chennai
Date : 5th January 2007

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.

Apollo Hospitals
CHENNAI
touching lives

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Attendance Slip

Folio No./DPID No./Client ID No. :

Name of the Shareholder(s) :

No. of Shares :

I/We hereby record my/our presence at the EXTRAORDINARY GENERAL MEETING of the Company on Friday, the 9th February 2007 at 10.00 a.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai-600 006.

Signature of the Attending Member/Proxy :

Notes :

1. Shareholders/Proxyholders who wish to attend the meeting are requested to bring this Attendance Slip to the meeting and hand it over at the entrance duly signed.
2. Shareholders/Proxyholders should bring their copy of the notice for the meeting.
3. Shareholders desiring to appoint proxies to attend the meeting are requested to send the attached proxy form, duly completed and signed, to reach the Secretarial Department, Ali Towers, 3rd Floor, No. 55 Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

Apollo Hospitals
CHENNAI
touching lives

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Proxy Form

I / We ....of..

being a Member / Members of APOLLO HOSPITALS ENTERPRISE LIMITED hereby appoint

....of..

or failing him..of...

as my / our proxy to attend and vote for me / us on my / our behalf at the Extraordinary General Meeting of the Company to be held on Friday, the 9th February 2007 at 10.00 a.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai-600 006. and at any adjournment thereof.

Signed this.................. Day of .... 2007.

Folio No./DPID No./Client ID No. :

No. of Shares :

Signature :

Affix
1/- Rupee
Revenue
Stamp

Note : The Proxy must be deposited at the Secretarial Department, Ali Towers, 3rd Floor, No. 55, Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.